

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2021

David Nikzad
President
Ei.Ventures, Inc.
1215 South Kihei Road, #424
Kihei, HI 96753

> **Re: Ei.Ventures, Inc.**
> **Amendment No. 2 to Draft Offering Statement on Form 1-A**
> **Submitted January 11, 2021**
> **CIK No.: 0001823182**

Dear Mr. Nikzad:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A Submitted January 11, 2021

Cover Page

1. We note your response to prior comment 1 and re-issue in part. Your bylaws continue to contain a right of first refusal for transfers in favor of the Company. Please revise your offering circular as appropriate to disclose this provision, including on the cover page and in your risk factors.

2. We note your response to prior comment 2 and re-issue. The cover page of your offering circular states that you are offering 11,600,928 shares at $4.31 per share. However, Part I of your preliminary offering circular indicates that you will offer up to a maximum of 15,297,568 shares at $3.20 per share. Please amend your document to ensure that the maximum shares offered and offering price per share are consistent across all parts of the offering statement.

3.   We note your response to prior comment 3 and re-issue the comment. Page F-3 of your offering circular (i.e. Parts II and III) shows that you have cash of $286,360. However, in the Financial Statements portion of Part I of your offering circular, you state that your cash and cash equivalents is $0. Please reconcile your disclosure.

Similarly, in Part I of your offering statement, you anticipate that the total offering price will be $50 million and that your estimated net proceeds are $42.5 million. However, the fees listed in Part I only add up to $226,500. Please update Part I of your offering statement to disclose all of the expenses that are planned to reduce the net proceeds from $50 million to $42.5 million.

Finally, page 3 of your offering circular continues to state that your common stock is not available for offer and sale to residents of every state. However, you state on page 85 that you are offering your common stock for sale in all states. Please reconcile your disclosure or advise.

4.   We note your statement that you have assumed the full subscription of $16,070,000 for current offerings of simple agreements for future equity (SAFEs). Elsewhere, you state that you have raised $65,000 from SAFE offerings thus far. Please revise your disclosure here and on pages 50 and 53 to clearly disclose the amount of proceeds that have been raised from the SAFEs thus far and the number of shares currently issuable to the holder(s) of the SAFEs.

Please also update your disclosure to discuss whether you intend to continue with the offering of SAFEs following the qualification of your offering statement. If you currently intend to continue the SAFE offering after your offering statement is qualified, please explain to us why these two offerings would not be integrated.

5.   Please revise the "Proceeds to Issuer" column in the table on your cover page to account for the 1% fee that is payable to Dalmore (referenced in the "Broker-Dealer discounts and commissions" column).

PART II — Offering Circular, page 1

6.   Note (1) on page 1 indicates that you will also effect a 30-for-1 stock split in the event this offering is qualified by the SEC and that the share numbers in this draft reflect the post-split capitalization. Given this stock split will occur after your offering is qualified but prior to the consummation of this offering, we note that you have not appropriately revised your historical financial statements to give retroactive effect to the expected stock split. In this regard, please revise your disclosures to better clarify that not all shares numbers reflect the post-split capitalization. Specifically the historical amounts have not been revised.

Summary
Overview, page 7

7.   We note your disclosure here and on page 65 stating that your testing of psilocin and psilocybin is "theoretical." Please revise your disclosure to briefly explain what theoretical testing entails.

The Offering, page 10

8.   We note your statement that your proceeds net of offering expenses will be approximately $7,499,999.95 if you sell the maximum number of shares at $4.31 per share. Please clarify whether $7,499,999.95 refers to your net proceeds or your offering expenses.

Our Business, page 55

9.   Please revise your description of your non-psychoactive nutritional supplements to include disclosure regarding how you plan to obtain product supply and manufacture your initial products. Please also revise to discuss how you plan to deliver these products to consumers.

Management
Executive Compensation, page 89

10.   Please provide the executive compensation information required by Item 11 of Form 1-A for the year ended December 31, 2020.

Security Ownership of Management and Certain Securityholders, page 92

11.   Please revise your disclosure in this section to clarify, if true, that David Nikzad and Jason Hobson are the controlling stockholders of Orthogonal Thinker.

Plan of Distribution, page 94

12.   Your disclosure here states that the offering will end upon the earlier of (1) the sale of the maximum number of shares offered hereby, (2) one year from the date this Offering begins, or (3) a date that is determined by our board of directors. However, your disclosure on the cover page states that the offering will end upon the earlier of (1) the sale of the maximum number of shares offered hereby, (2) three years from the date this Offering begins or (3) a date determined by our board of directors. Please reconcile your disclosure.

Unaudited Financial Statements
Note 5. Subsequent Events, page F-8

13.   We note your response to prior comment 14 and the additional disclosures provided. Please also disclose the key terms of the subsequent event transactions. For example, in

regards to the license agreement with Orthogonal Thinker, Inc., it is not clear what consideration will be given to Orthogonal Thinker, Inc. in exchange for the license.

<u>Exhibits</u>

14.   Please revise the legal opinion filed as Exhibit 12 to include the dates which are currently bracketed. Please also remove the limitation on reliance at the end of the opinion. Refer to Staff Legal Bulletin No. 19, Section 3.d.

        You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Travis Wilson